82-2373

Your ref
Our ref CMP-0014-01

03 DEC 30 AM 7:21

ERG
GROUP

18 December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

03045479

SUPPL

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Media release headed "ERG Appoints new Non-Executive Director".

Yours faithfully

Beth Jones

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Clare Barrett-Lennard
Company Secretary

dlw 1/7

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/12/2003

TIME: 15:02:01

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Non-Executive Director Appointment

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

18/12/2003 12:02

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com

cc:

Subject: ERG - ASX Online e-Lodgement - Boyles Announcement (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 104019 as follows:
Release Time: 18-Dec-2003 15:01:59
ASX Code: ERG
File Name: 104019.pdf
Your Announcement Title: ERG Appoints New Non-Executive Director

104019.pdf

DATE	18 December 2003
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG Appoints New Non-Executive Director

ERG Group today announced it has appointed Mr David Boyles as a Non-Executive Director.

Mr Boyles recently retired as the Chief Operations Officer for the ANZ Bank where he was responsible for Technology, Payments, Property, Strategic Sourcing and other Shared Services. He joined ANZ in January 1998 as Chief Information Officer.

ERG Chairman, Mr Tony Shepherd, said: "We are delighted that David has accepted a position on the Board of ERG. We have had commercial dealings with David over a number of years and always held him in the highest regard."

We expect his depth of experience in the smart card sector will add considerable value to our Board. His market intelligence and technology background is an excellent complement to the financial and project skills we currently have on the Board.

David's location in Melbourne is also helpful, given that Melbourne is one of our most significant long-term operations and maintenance contracts via the OneLink consortium."

Before joining ANZ, Mr Boyles worked for American Express for seven years. His most recent position was Senior Vice President, eCommerce. In this role, he was responsible for state-of-the-art online services and emerging technologies including smart cards. He also managed a New Business Ventures unit that developed new products and new businesses in travel services, telecommunications, incentive cards, and multi-application smart cards.

Prior to joining American Express, Mr Boyles held senior management positions at Downey Financial (EVP & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets).

Mr Boyles holds an MBA from Washington State University and an MA and BA in Psychology from the University of Northern Colorado.

–END–

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia

Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

ERG Limited ABN 23 009 112 725 a member of the ERG Group

Your ref
Our ref CMP-0014-01

12 December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Media release headed "ERG Teams up with CSC for Denmark".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr021203.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/12/2003

TIME: 12:42:13

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Teams up with CSC for Denmark

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

02/12/2003 09:42

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com

cc:

Subject: ERG - ASX Online e-Lodgement - Denmark (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 100234 as follows:
Release Time: 02-Dec-2003 12:42:03
ASX Code: ERG
File Name: 100234.pdf
Your Announcement Title: ERG Teams up with CSC for Denmark

100234.pdf

DATE 2 December 2003
CONTACT Shaun Duffy – General Manager Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Teams up with CSC for Denmark

ERG Group today announced it has teamed with Computer Sciences Corporation (NYSE: CSC), for the upcoming smart card based transit fare collection tender for the whole of Denmark, incorporating Greater Copenhagen.

The new consortium, named "ONECARD", has prequalified for the tender that is due to be lodged by 31 March 2004. The Danish transport authorities expect to make a decision on the successful tenderer by the end of 2004. The project, known as Rejsekort, is expected to initially rollout in Greater Copenhagen in 2006 with all public transport operators throughout Denmark to follow.

ERG's technology will form the basis of the consortium's offering as it is a proven back-office processing system in a transit fare collection environment. ERG has a strong presence in the Scandinavian region with projects under way in Oslo, Stockholm and Gothenburg, in addition to live reference sites in Hong Kong, Rome, San Francisco and Singapore.

CSC will provide its considerable project management, outsourcing and systems integration experience to the ONECARD consortium as well as its extensive local presence in Copenhagen where it employs approximately 2,000 people.

ERG's European Executive Chairman, Mr Franky Carbonez, said "We believe the ONECARD consortium has the potential to offer the Danish transport authorities and public transport users a state-of-the-art smart card fare collection system. ERG's proven fare collection experience is a perfect fit with CSC's expertise and local presence."

Pete George, President of CSC's Nordic operations, said "CSC's alliance with ERG gives the ONECARD consortium a strong offering to present to the Danish travel card project. CSC's strong presence in Denmark, combined with ERG's world class solutions, gives the ONECARD consortium a unique position to win and implement the best and most advanced travel card solution."

–END–

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group